Exhibit 99.48

For Immediate Release:

HudBay Announces Appointment of H. Maura Lendon

as Vice President, General Counsel and Corporate

Secretary

WINNIPEG, MANITOBA, April 30, 2008 – HudBay Minerals Inc. (“HudBay”) (TSX: HBM) today announced the appointment of H. Maura Lendon to the position of Vice President, General Counsel and Corporate Secretary, effective immediately.

“We are very pleased to have Maura joining the HudBay management team,” stated Allen Palmiere, President and Chief Executive Officer of HudBay. “She brings a wealth of corporate and commercial experience to the position and we look forward to benefiting from the depth of her expertise.”

Ms. Lendon has been practicing law for almost 20 years and has extensive experience in the areas of international business transactions, regulatory compliance, corporate governance and advocacy. Prior to joining HudBay, Ms. Lendon was Chief Counsel Canada, Chief Privacy Officer - Canada for global telecommunications company, AT&T. She holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

The company also announces that Brian Gordon has chosen to step down from his position as Vice President and General Counsel to pursue other opportunities. “We would like to thank Brian for his contribution to HudBay and wish him all the best in his future endeavours,” added Mr. Palmiere.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Brad Woods

Director Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com